October 8, 2009

Division of Corporation Finance
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Mail Stop 4561
Washington, D.C. 20549

Re:	JBI, Inc. f/k/a 310 Holdings, Inc.
Form 8-K Filed August 12, 2009
File No. 0-52444

Dear Mr. Edgar:

We represent JBI, Inc. (“JBI” or the “Company”).  By letter dated September 1, 2009 the staff (the “Staff”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Form 8-K filed on August 12, 2009. We are in receipt of your letter and set forth below is the Company’s response to the Staff’s comments.

The Company does not intend to use any consents or audits issued by Moore and Associates Chartered (“Moore”) in filings with the Commission, but instead will have Gately & Associates, LLC, Altamonte, Florida (“Gately”), the Company’s new independent registered public accounting firm perform the required audits and consents in future filings required by the Commission. The audits performed by Gately will include financial statements audited or reviewed by Moore and filed with the Commission previously and shall be applicable to future filings.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gary S. Eaton
 GARY S. EATON